

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

September 14, 2016

The Board of Directors
c/o Jerry G. Mikoljczyk
President and Chief Executive Officer
Xun Energy, Inc.
12759 NE Whitaker Way, #C453
Portland Oregon 97230

Effective September 14, 2016, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

We do not have any disagreement with management or the Company as of August 31, 2014.

/s/ Anton & Chia, LLP
Gregory A. Wahl, CPA
Managing Partner

cc: Office of the Chief Accountant
Mail Stop 6561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549